EXHIBIT 10.22

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is effective as of the 6th day of May, 2009, by and between Net Talk.com, Inc., a Florida corporation (the “Company”), and Anastasios N. Kyriakides, residing at 1030 Washington Street, Hollywood, Florida 33019 (“Executive”).

W I T N E S S E T H :

WHEREAS, although an Employment Agreement with the Chief Executive Officer was signed effective September 30, 2008, such Employment Agreement was not reviewed or approved by the Board of Directors of the Company, and, as a result, the Company hereby agree that such Employment Agreement dated September 30, 2008, is void and was never made effective (the “Void Employment Agreement”).

WHEREAS, Executive has served as Chief Executive Officer and President of the Company pursuant to an at will relationship.

WHEREAS, Executive and the Company desire to set forth in this Agreement the terms and conditions of Executive’s employment with the Company from and after the effective date set forth above.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and promises contained herein and for other good and valuable consideration, the Company and Executive hereby agree as follows:

Section 1. Agreement to Employ; No Conflicts

Upon the terms and subject to the conditions of this Agreement, the Company hereby employs Executive, and Executive hereby accepts continued employment with the Company. Executive represents that (a) he is entering into this Agreement voluntarily and that his employment hereunder and compliance with the terms and conditions hereof will not conflict with or result in the breach by him of any agreement to which he is a party or by which he may be bound, (b) he has not, and in connection with his employment with the Company will not, violate any nonsolicitation or other similar covenant or agreement by which he is or may be bound, and (c) in connection with his employment with the Company he will not use any confidential or proprietary information he may have obtained in connection with employment with any prior employer.

Section 2. Term; Position and Responsibilities

(a) Termination of Prior Employment Agreement. The parties agree and acknowledge that the Void Employment Agreement is void and was never made effective. Further, the parties agree that the other party has no rights or obligations under the Void Employment Agreement.

(b) Term of Employment. Unless Executive’s employment shall sooner terminate pursuant to Section 7, the Company shall employ Executive for a term commencing on the effective date hereof and ending on the third anniversary of the effective date hereof (the “Initial

Term”). Effective upon the expiration of the Initial Term and of each Additional Term (as defined below), Executive’s employment hereunder shall be deemed to be automatically extended, upon the same terms and conditions, for an additional period of two years (each, an “Additional Term”), in each such case, commencing upon the expiration of the Initial Term or the then current Additional Term, as the case may be, unless, at least 120 days prior to the expiration of the Initial Term or such Additional Term, the Company shall give written notice (a “Non-Extension Notice”) to Executive of its intention not to extend the Employment Period (as defined below) hereunder, provided that a Non-Extension Notice shall not constitute a notice to Executive of the termination of his employment by the Company unless such notice specifically provides for such termination of employment and the specific date thereof. The period during which Executive is employed pursuant to this Agreement, including any extension thereof in accordance with the preceding sentence, shall be referred to as the “Employment Period”.

(c) Position and Responsibilities. During the Employment Period, Executive shall serve as the Chief Executive Officer and President. In addition, at the request of the Board of Directors, the Executive shall serve in the same position in any wholly owned subsidiary of the Company, without any additional compensation. The Executive shall have such duties and responsibilities consistent with past practice as are customarily assigned to individuals serving in such position and such other duties consistent with Executive’s titles and positions as the Board specifies from time to time. In his capacity as Chief Executive Officer and President of the Company, Executive shall report directly to the Board. Executive shall devote all of his skill, knowledge and working time to the conscientious performance of the duties and responsibilities of such positions, except for vacation time as set forth in Section 6(c), absence for sickness or similar disability and time spent performing services for any charitable, religious or community organizations, so long as such services do not materially interfere with the performance of Executive’s duties hereunder.

Section 3. Base Salary

As compensation for the services to be performed by Executive during the Employment Period, the Company shall pay Executive a base salary at an annualized rate of $150,000, payable in monthly installments (or, if applicable, in more frequent installments) on the Company’s regular payroll dates. The Board shall review Executive’s base salary annually during the period of his employment hereunder and, in its sole discretion, may increase such base salary from time to time based upon the performance of Executive, the financial condition of the Company, prevailing Industry salary levels and such other factors as the Board shall consider relevant. (The annual base salary payable to Executive under this Section 3, as the same may be increased from time to time, shall hereinafter be referred to as the “Base Salary”.)

Section 4. Incentive Compensation Arrangements

(a) Bonus. During the Employment Period, in addition to the Base Salary, the Executive shall be entitled to receive, to the extent earned, a cash bonus or stock bonus, or both, as specified in Exhibit A of this Agreement.

(b) Incentive Plans. It is anticipated that the Company will adopt certain incentive compensation plans, including a long term incentive plan (the “LTIP”), providing for annual or other periodic awards to key employees of, among other things, restricted stock, and/ or a stock option plan (the “ISO/NSO Plan”), providing for the annual or other periodic issuance of options to purchase the Company’s common stock. The LTIP and ISO/NSO Plan are referred to collectively in this Agreement as the “Plans.” The Executive will be given an opportunity to participate in the Plans, in accordance with and subject to the terms of the Plans as they may be adopted, amended and administered from time to time.

Section 5. Employee Benefits

During the Employment Period, Executive shall be entitled to participate in the profit sharing, medical, dental, and other welfare benefit plans maintained by the Company in accordance with the terms thereof, as the same may be amended from time to time.

Section 6. Perquisites and Expenses

(a) General. During the Employment Period, Executive shall be entitled to participate in all perquisite programs maintained by the Company for its senior executives, on a basis that is commensurate with Executive’s position and duties with the Company hereunder, in accordance with the terms thereof, as the same may be amended and in effect from time to time.

(b) Business Travel, Lodging, etc. The Company shall reimburse Executive for reasonable travel, lodging, meal and other reasonable expenses incurred by him in connection with his performance of services hereunder, upon submission of evidence, reasonably satisfactory to the Company, of the incurrence and purpose of each such expense and otherwise in accordance with the Company’s business travel and expense reimbursement policy applicable to its senior executives as in effect from time to time.

(c) Vacation. During the Employment Period, Executive shall be entitled to four weeks of paid vacation on an annualized basis. Unused vacation may be carried over for only one year. Vacation unused after it has been carried over from one year to the immediately following year shall be forfeited.

(d) Life Insurance; Automobile Allowance; Etc. The Company shall provide the Executive at the Company’s sole cost and expense with (i) a policy or policies of term life insurance (the “Basic Life Insurance”) providing, among other things, basic death benefits of not less than two times the Base Salary in effect from time to time, (ii) directors and officers liability insurance with coverage, terms and limits suitable for the chief executive officer of a OTCBB comparable in financial size and wherewithal to that of the Company and (iii) a monthly allowance of $500 cash to reimburse the Executive for the use and maintenance of his automobile in furtherance of the business and affairs of the Company, provided that the Executive shall at all times insure the Executive and the Company in such amounts as may be reasonably requested by the Company against claims for bodily injury, death and property damages occurring as a result of its use. The Company shall use its reasonable best efforts to make available to the Executive in providing and paying for the Basic Life Insurance the opportunity to purchase at the Executive’s sole cost and expense additional life insurance with a basic death benefit (the “Optional Life Insurance”) equal to two times the Executive’s Base Salary in effect from time to time (affording the Executive the opportunity to have basic death benefit life insurance coverage equal to four times such Base Salary). The Company will use its reasonable best efforts to effect the transfer of the ownership to the Executive of the policy or policies for the Basic Life Insurance and the Optional Life Insurance, if any, upon the termination of the Executive’s employment by the Company premiums would be the obligation of the Executive.

Section 7. Termination of Employment

(a) Termination Due to Death or Disability. In the event that Executive’s employment hereunder terminates due to his death or is terminated by the Company due to Executive’s Disability (as defined below), no termination benefits shall be payable to or in respect of Executive except as provided in Section 7(f)(ii). For purposes of this Agreement, “Disability” shall mean a physical or mental disability that prevents or is reasonably expected to prevent the performance by Executive of his duties hereunder for a continuous period of 90 days or longer or for 180 days or more in any 12-month period. The determination of Executive’s Disability shall (i) be made by an independent physician who is reasonably acceptable to the Company and Executive (or his representative), (ii) be final and binding on the parties hereto and (iii) be made taking into account such competent medical evidence as shall be presented to such independent physician by Executive and/or the Company or by any physician or group of physicians or other competent medical experts employed by Executive and/or the Company to advise such independent physician.

(b) Termination by the Company for Cause. Executive may be terminated for Cause (as defined below) by the Company, provided that if the basis for the Company’s so terminating Executive is described by clause (i) of the definition of Cause, below, Executive shall have been given prior written notice of any proposed termination of his employment for Cause, which notice specifies in reasonable detail the circumstances claimed to provide the basis for such termination, and Executive shall not have corrected such circumstances, in a manner reasonably satisfactory to the Board, within 20 days of receipt of such written notice. “Cause” shall mean (i) the willful failure of Executive substantially to perform his duties hereunder (other than any such failure due to Executive’s physical or mental illness), (ii) Executive’s engaging in willful and serious misconduct that has caused or is reasonably expected to result in material injury to the Company or any of its Affiliates, (iii) Executive’s conviction of, or entering a plea of guilty or nolo contendere to, a crime that constitutes a felony, (other than any such crime arising solely as a result of Executive’s serving as an officer of the Company, provided that Executive has performed in good faith his duties as an officer of the Company in the ordinary course of business and consistent with the Company’s policies (which include in a manner consistent with all fiduciary duties (including the duties of care and loyalty) imposed on or applicable to an officer of a corporation organized and existing pursuant to the Florida Business Corporation Act), (iv) the willful and material breach by Executive of any of his obligations under any other written agreement or covenant with the Company or any of its Affiliates, provided that, with respect to any breach under the foregoing clause (iv), to the extent any such agreement or covenant provides for an opportunity to cure such breach, Executive shall have failed to cure such breach within the period specified thereunder, or (v) at any time while the Company is in default on any of its 12% Senior Secured Convertible Debentures, provided that, with respect to any default under the foregoing clause (v), to the extent any such agreement or covenant provides for an opportunity to cure such breach, the Company shall have failed to cure such default within the period specified thereunder.

(c) Termination by Company Without Cause. Executive’s employment hereunder may be terminated by the Company for any reason. A termination “Without Cause” shall mean a termination of Executive’s employment by the Company other than due to Disability as described in Section 7(a) or for Cause as described in Section 7(b).

(d) Termination by Executive. Executive may terminate his employment for any reason upon 90 days’ prior written notice delivered to the Company. A termination of employment by Executive for “Good Reason” shall mean a termination by Executive of his employment with the Company, by written notice to the Company specifying in reasonable detail the circumstances claimed to provide the basis for such termination, within 20 days following the occurrence, without Executive’s consent, of any of the following events and the failure of the Company to correct the circumstances set forth in Executive’s notice of termination within 20 days of receipt of such notice: (i) the assignment to Executive of duties that are significantly different from duties historically performed by Executive, and which are not consistent with duties reasonably expected to be assigned to individuals in Executive’s position in a company of similar size, nature and prospects, or that result in a substantial diminution of the duties that he is to assume on the Closing, (ii) a substantial diminution in Executive’s title and/or position without Executive’s written consent, except as provided in the following sentence, or (iii) the failure of the Company to obtain the assumption of this Agreement by any Successor to the Company as contemplated by Section 10.

(e) Notice of Termination. Any termination of Executive’s employment by the Company pursuant to Section 7(a), 7(b) or 7(c), or by Executive pursuant to Section 7(d), shall be communicated by a written Notice of Termination addressed to the other parties to this Agreement. A “Notice of Termination” shall mean a notice stating that Executive’s employment with the Company has been or will be terminated, and the specific provisions of this Section 7 under which such termination is being effected and the date of termination.

(f) Payments Upon Certain Terminations or Non-Extension.

(i) In the event of a termination of Executive’s employment by the Company Without Cause or a termination by Executive of his employment for Good Reason, in either such case during the Employment Period (any such termination, a “Qualifying Termination”), the Company shall pay to Executive (or, following his death, to Executive’s beneficiaries) his full Base Salary through the Date of Termination (as defined below) and, as liquidated damages in respect of claims based on provisions of this Agreement and provided Executive executes and delivers a general release of all claims in form and substance satisfactory to the Company, the following amounts:

(A) his Base Salary, at the rate in effect hereunder immediately prior to the Qualifying Termination, which shall be payable in installments on the Company’s regular payroll dates, for the lesser of (i) a 12-month period, or (ii) period from the Termination Date to the expiration of the Employment Period (the “Severance Period”), less

(B) the amount, if any, paid or payable to Executive under the terms of any severance plan, severance policy, severance program or severance practice of the Company or any of its Affiliates applicable to Executive, as in effect on the Date of Termination (a “Severance Program”) plus

(C) if such Qualifying Termination occurs within the last six months of any Bonus Year (as defined in Exhibit A) and, as of the Date of Termination, each of the Company and Executive has achieved the quantitative performance objectives (pro rated on the basis of the fraction described in clause (2) below) established under the Company’s annual cash incentive compensation plan set forth on Exhibit A for the Bonus Year that includes the Date of Termination, an amount, payable in one lump sum as soon as reasonably practicable following preparation of the Company’s audited financial statements for such Bonus Year (accompanied by an audit report of its accountants), equal to the product of (1) the amount of the cash incentive compensation that would have been payable to Executive under the plan set forth on Exhibit A for such Bonus Year under the annual incentive compensation plan had he remained employed for the entire Bonus Year, multiplied by (2) a fraction, the numerator of which is equal to the number of days in such Bonus Year that precede the Date of Termination and the denominator of which is equal to 365;

provided that the Company may, at any time, pay to Executive, in a single lump sum and in satisfaction of the Company’s obligations under clauses (A) and (B) of this Section 7(f)(i), an amount equal to the present discounted value (calculated using a discount rate equal to the applicable Federal rate (as defined in Section 1274(d) of the Code (as defined below)) of the difference between (x) the installments of the Base Salary then remaining to be paid to Executive pursuant to clause (A) above, and (y) the amount, if any, remaining to be paid to Executive pursuant to any Severance Program identified under clause (B) above.

If Executive’s employment shall terminate and he is entitled to receive continued payments of his Base Salary under clause (A) of this Section 7(f)(i), the Company shall continue to provide to Executive during the Severance Period the medical, dental, and prescription drug benefits, if any, referred to in Section 5 (the “Continued Benefits”).

Executive shall not have a duty to mitigate the costs to the Company under this Section 7(f)(i), except that payment of the Continued Benefits shall be reduced or canceled to the extent of any compensation, fees or comparable benefit coverage earned by (whether or not paid currently) or offered to Executive during the Severance Period by subsequent employers or other Persons for which Executive performs services, including but not limited to consulting services.

(ii) If Executive’s employment shall terminate due to his death or Disability or if the Company shall terminate Executive’s employment for Cause or Executive shall terminate his employment without Good Reason during the Employment Period, the Company shall pay Executive (or, in the event of his death, his beneficiaries), (x) his full Base Salary through the Date of Termination, plus, if Executive’s employment shall terminate due to his death or Disability, (y) if, as of the Date of Termination, the Company and Executive have achieved the quantitative performance objectives (pro rated on the basis of the fraction described in clause (2) of this Section 7(f)(ii)) established under the Company’s annual cash incentive compensation plan set forth on Exhibit A for the Bonus Year that includes the Date of Termination, an amount, payable in one lump sum as soon as reasonably practicable following preparation of the Company’s audited financial statements for such Bonus Year (accompanied by an audit report of its accountants), equal to the product of (1) the amount of cash incentive compensation pursuant to the plan set forth on Exhibit A that would have been payable to Executive for such Bonus Year under the annual incentive compensation plan had he remained employed for the entire Bonus Year, multiplied by (2) a fraction, the numerator of which is equal to the number of days in such Bonus Year that precede the Date of Termination and the denominator of which is equal to 365.

As a point of clarification, the Executive shall not be entitled to receive the stock grant established under the Company’s plan set forth on Exhibit A under Sections 7(f)(i)(C) or 7(f)(ii) above.

(g) Date of Termination. As used in this Agreement, the term “Date of Termination” shall mean (i) if Executive’s employment is terminated by his death, the date of his death, (ii) if Executive’s employment is terminated by the Company for Cause, the latest of the date on which Notice of Termination is given as contemplated by Section 7(e), the date of termination specified in such notice and the date any applicable correction period ends, (iii) if Executive’s employment is terminated by the Company Without Cause due to Executive’s Disability or by Executive for any reason, the date that is 30 days after the date on which Notice of Termination is given as contemplated by Section 7(e) or, if no such notice is given, 30 days after the date of termination of employment, and (iv) if the Company delivers a Non-Extension Notice during the Initial Term, the earlier of the specific date of termination provided in such Non-Extension Notice and the date on which the Initial Term expires as provided in Section 2(b) hereof.

(h) Resignation upon Termination. Effective as of any Date of Termination under this Section 7 or otherwise as of the date of Executive’s termination of employment with the Company, Executive shall resign, in writing, from all Board memberships and other positions then held by him with the Company or any of its Affiliates.

(i) Cessation of Professional Activity. Upon delivery of a Notice of Termination by any party, the Company may relieve Executive of his responsibilities described in Section 2(c) and require Executive to immediately cease all professional activity on behalf of the Company.

Section 8. Restricted Covenants

(a) Unauthorized Disclosure. From the date hereof, and during any period of employment with the Company or any of its Affiliates and the 10 year period following any termination thereof, without the prior written consent of the Board or its authorized representative, except to the extent required by an order of a court having jurisdiction or under subpoena from an appropriate government agency, in which event, Executive shall use his best efforts to consult with the Board prior to responding to any such order or subpoena, and except as required in the performance of his duties hereunder, Executive shall not disclose any confidential or proprietary trade secrets, customer lists, drawings, designs, information regarding product development, marketing plans, sales plans, manufacturing plans, management organization information (including but not limited to data and other information relating to members of the Board, the Company or any of its Affiliates or to management of the Company or any of its Affiliates), operating policies or manuals, business plans, financial records, packaging design or other financial, commercial, business or technical information (a) relating to the Company or any of its Affiliates or (b) that the Company or any of its Affiliates may receive belonging to suppliers, customers or others who do business with the Company or any of its Affiliates (collectively, “Confidential Information”) to any third person unless such Confidential Information has been previously disclosed to the public or is in the public domain (in each case, other than by reason of Executive’s breach of this Section 8(a)).

(b) Non-Competition and Non-Disparagement. During the period commencing on the date hereof and ending on the date that is 24 months after termination of Executive’s employment, for any reason, whether during the Employment Period or upon or after expiration of the Employment Period (the “Restriction Period”), Executive will not (A) directly or indirectly, alone or in conjunction with any Entity (as defined below), own, manage, operate or control or participate in the ownership, management, operation or control of, or become associated, as an employee, director, officer, advisor, agent, consultant, principal, partner, member or independent contractor with or lender to, any person, enterprise, firm, partnership, corporation, limited liability entity, cooperative or other entity (collectively, an “Entity”) engaged in or aiding others to conduct business in the Industry, or (B) directly or indirectly, engage in any conduct or make any statement, whether in commercial or noncommercial speech, disparaging or criticizing in any way the Company, or any Subsidiary, any Affiliate of any of these, or any products or services offered by any of these, nor shall he engage in any other conduct or make any other statement that could be reasonably expected to impair the goodwill of the Company, any Subsidiary, or any Affiliate of any of these, the reputation of the Company’s products or the marketing of the Company’s products, in each case except to the extent required by law, and then only after consultation with the Company to the extent possible. The ownership of less than 2% of the outstanding voting shares of any publicly held company which otherwise would be prohibited under this paragraph shall not constitute a violation of this paragraph.

(c) Non-Solicitation of Employees. During the Restriction Period, Executive shall not, directly or indirectly, for his own account or for the account of any other Person in any jurisdiction in which the Company or any of its Affiliates has commenced or has made plans to commence operations at the time of Executive’s employment, (i) solicit for employment, employ or otherwise interfere with the relationship of the Company or any of its Affiliates with any natural person throughout the world who is or was employed by or otherwise engaged to perform services for the Company or any of its Affiliates at any time during which Executive was employed by the Company (in the case of any such activity during such time) or during the 12 month period preceding such solicitation, employment or interference (in the case of any such activity after the Date of Termination), other than any such solicitation or employment on behalf of the Company or any of its Affiliates during Executive’s employment with the Company, or (ii) induce any employee of the Company or any of its Affiliates who is a member of management to engage in any activity which Executive is prohibited from engaging in under any of the paragraphs of this Section 8 or to terminate his employment with the Company.

(d) Non-Solicitation of Customers. During the Restriction Period, Executive shall not, directly or indirectly, for his own account or for the account of any other Person, in any jurisdiction in which the Company or any of its Affiliates has commenced or made plans to commence operations, solicit or otherwise attempt to establish any business relationship of a nature that is competitive with the conduct of business in the Industry by or the relationship of the Company or any of its Affiliates with any Person throughout the world which is or was a customer, client or distributor of the Company or any of its Affiliates at any time during which Executive was employed by the Company (in the case of any such activity during such time) or during the 12 month period preceding the Date of Termination (in the case of any such activity after the Date of Termination), other than any such solicitation on behalf of the Company or any of its Affiliates during Executive’s employment with the Company.

(e) Return of Documents. In the event of the termination of Executive’s employment for any reason, Executive shall deliver to the Company all of (a) the property of each of the Company and its Affiliates which is in the possession or under the direct control of Executive and (b) the documents and data of any nature and in whatever medium of each of the Company and its Affiliates, and Executive shall not retain or take in his possession any such property, documents or data or any reproduction thereof, or any documents containing or pertaining to any Confidential Information.

Section 9. Injunctive Relief with Respect to Covenants; Certain Acknowledgments

(a) Executive acknowledges and agrees that the covenants, obligations and agreements of Executive contained in Section 8 relate to special, unique and extraordinary matters and that a violation of any of the terms of such covenants, obligations or agreements will cause the Company irreparable injury for which adequate remedies are not available at law. Therefore, Executive agrees that the Company shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain Executive from committing any violation of such covenants, obligations or agreements. These injunctive remedies are cumulative and in addition to any other rights and remedies the Company may have.

(b) Executive acknowledges and agrees that Executive has had and will have a prominent role in the management of the business, and the development of the goodwill, of the Company and its Affiliates and will establish and develop relations and contacts with the principal customers and suppliers of the Company and its Affiliates in the United States of America and the rest of the world, all of which constitute valuable goodwill of, and could be used by Executive to compete unfairly with, the Company and its Affiliates and that (i) in the course of his employment with the Company, Executive will obtain confidential and proprietary information and trade secrets concerning the business and operations of the Company and its Affiliates in the United States of America and the rest of the world that could be used to compete unfairly with the Company and its Affiliates; (ii) the covenants and restrictions contained in Section 8 are intended to protect the legitimate interests of the Company and its Affiliates in their respective goodwill, trade secrets and other confidential and proprietary information; and (iii) Executive desires to be bound by such covenants and restrictions.

Section 10. Assumption of Agreement

The Company shall require any Successor to the Company, by agreement in form and substance reasonably satisfactory to Executive, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle Executive to terminate his employment with the Company for Good Reason as described in Section 7(d), provided that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination.

Section 11. Entire Agreement

This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof. All prior correspondence and proposals (including but not limited to summaries of proposed terms) and all prior promises, representations, understandings, arrangements and agreements relating to such subject matter (including but not limited to those made to or with Executive by any other Person) are merged herein and superseded hereby.

Section 12. Indemnification

The Company hereby agrees that it shall indemnify and hold harmless Executive to the fullest extent permitted by law from and against any and all liabilities, costs, claims and expenses, including all costs and expenses incurred in defense of litigation (including attorneys’ fees), arising out of the employment of Executive hereunder, except to the extent arising out of or based upon the gross negligence or willful misconduct of Executive or a breach of any of Executive’s agreements, covenants or warranties hereunder. Costs and expenses incurred by Executive in defense of such litigation (including attorneys’ fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of (a) a written request for payment, (b) appropriate documentation evidencing the incurrence, amount and nature of the costs and expenses for which payment is being sought, and (c) an undertaking adequate under applicable law made by or on behalf of Executive to repay the amounts so paid if it shall ultimately be determined that Executive is not entitled to be indemnified by the Company under this Agreement, including but not limited to as a result of the exception set forth in the first sentence of this Section 12. The Company and Executive will consult in good faith with respect to the conduct of any such litigation, and Executive’s counsel shall be selected with the consent of the Company.

Section 13. Miscellaneous

(a) Binding Effect; Assignment. This Agreement shall be binding on and inure to the benefit of the Company, and its Successors and permitted assigns. This Agreement shall also be binding on and inure to the benefit of Executive and his heirs, executors, administrators and legal representatives. This Agreement shall not be assignable by any party hereto without the prior written consent of the other parties hereto, except as provided pursuant to this Section 13(a). The Company may effect such an assignment without prior written approval of Executive upon the transfer of all or substantially all of its business and/or assets (by whatever means), provided that the Successor to the Company shall expressly assume and agree to perform this Agreement in accordance with the provisions of Section 10.

(b) Governing Law, etc. (i) This agreement shall be governed in all respects, including as to validity, interpretation and effect, by the internal laws of the State of Florida without giving effect to the conflict of laws rules thereof to the extent that the application of the law of another jurisdiction would be required thereby. Each party hereby irrevocably submits to the jurisdiction of the courts of the States of Florida and the federal courts of the United States of America of the Middle District of Florida solely in respect of the interpretation and enforcement of the provisions of this agreement and of the documents referred to in this agreement, and in respect of the transactions contemplated hereby and thereby. Each party hereby waives and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation and enforcement hereof, or any such document or in respect of any such transaction, that such action, suit or proceeding may not be brought or is not maintainable in any of such courts or that the venue thereof may not be appropriate or that this agreement or any such document may not be enforced in or by such courts. Each party hereby consents to and grants any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that the mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 13(h) or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

(ii) Each party acknowledges and agrees that any controversy which may arise under this agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect or any litigation directly or indirectly arising out of or relating to this agreement, or the breach, termination or validity of this agreement, or the transactions contemplated by this agreement. Each party certifies and acknowledges that (A) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (B) each such party understands and has considered the implications of this waiver, (C) each such party makes this waiver voluntarily, and (D) each such party has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 13(b).

(c) Taxes. The Company may withhold from any payments made under this Agreement all applicable taxes, including but not limited to income, employment and social insurance taxes, as shall be required by law.

(d) Amendments. No provision of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is approved by the Board or a Person authorized thereby and is agreed to in writing by Executive and, in the case of any such modification, waiver or discharge affecting the rights or obligations of the Company, is approved by the Board or a Person authorized thereby. No waiver by any party hereto at any time of any breach by any other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No waiver of any provision of this Agreement shall be implied from any course of dealing between or among the parties hereto or from any failure by any party hereto to assert its rights hereunder on any occasion or series of occasions.

(e) Insurance. The Company may at its discretion and at any time apply for and procure as owner and for its own benefit and at its own expense, insurance on the life of Executive in such amounts and in such form or forms as the Company may choose. Executive shall cooperate with the Company in procuring such insurance and shall, at the request of the Company, submit to such medical examinations, supply such information and execute such documents as may be required by the insurance company to whom the Company has applied for such insurance. Executive shall have no interest whatsoever in any such policy or policies.

(f) Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

(g) Blue Pencil. If any court of competent jurisdiction shall at any time deem the Restriction Period too lengthy, the other provisions of Section 8 shall nevertheless stand and the Restriction Period herein shall be deemed to be the longest period permissible by law under the circumstances. The court shall reduce the time period to permissible duration.

(h) Notices. Any notice or other communication required or permitted to be delivered under this Agreement shall be (i) in writing, (ii) delivered personally, by courier service or by certified or registered mail, first-class postage prepaid and return receipt requested, (iii) deemed to have been received on the date of delivery or, if so mailed, on the third business day after the mailing thereof, and (iv) addressed as follows (or to such other address as the party entitled to notice shall hereafter designate in accordance with the terms hereof):

(A)	If to the Company, to it at: Net Talk.com, Inc. 1100 NW 163 Drive Miami, Florida 33169 Tel: (305) 621-1200 Fax: (305) 621-1201

(B)	If to Executive, to him at his residential address: Anastasios N. Kyriakides 1030 Washington Street Hollywood, Florida 33019 Tel: Fax:

(i) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

(j) Headings. The section and other headings contained in this Agreement are for the convenience of the parties only and are not intended to be a part hereof or to affect the meaning or interpretation hereof.

(k) Certain Definitions.

“Affiliate”: with respect to any Person, means any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with the first Person, including but not limited to a Subsidiary of the first Person, a Person of which the first Person is a Subsidiary, or another Subsidiary of a Person of which the first Person is also a Subsidiary.

“Code”: the Internal Revenue Code of 1986, as amended.

“Control”: with respect to any Person, means the possession, directly or indirectly, severally or jointly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

“Industry”: offering, providing, selling or supplying commercial or residential telecommunication services, including services utilizing voice over internet protocol (“VoIP”) technology, session initiation protocol (“SIP”) technology, wireless fidelity technology, wireless maximum technology, marine satellite services technology and other similar type technologies.

“Person”: any natural person, firm, partnership, limited liability company, association, corporation, company, trust, business trust, governmental authority or other entity.

“Subsidiary”: with respect to any Person, each corporation or other Person in which the first Person owns or Controls, directly or indirectly, capital stock or other ownership interests representing 50% or more of the combined voting power of the outstanding voting stock or other ownership interests of such corporation or other Person.

“Successor”: of a Person means a Person that succeeds to the first Person’s assets and liabilities by merger, liquidation, dissolution or otherwise by operation of law, or a Person to which all or substantially all the assets and/or business of the first Person are transferred.

(l) AGREEMENT PREPARED BY BUSH ROSS ON BEHALF OF THE COMPANY AND THE COMPANY’S LARGEST INVESTOR. EXECUTIVE ACKNOWLEDGES THAT BUSH ROSS HAS PREPARED THIS AGREEMENT ON BEHALF OF THE COMPANY AND THE COMPANY’S LARGEST INVESTOR. EXECUTIVE ACKNOWLEDGES THAT BUSH ROSS DOES NOT REPRESENT EXECUTIVE. EXECUTIVE HAS BEEN URGED TO AND HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL.

IN WITNESS WHEREOF, each of the Company and Executive has duly executed this Agreement, in each case effective as of the date first above written.

NET TALK.COM, INC., a Florida corporation

By:	/s/ Bill Rodriguez
Bill Rodriguez, Chief Financial Officer

EXECUTIVE:

/s/ Anastasios N. Kyriakides
Anastasios N. Kyriakides

EXHIBIT A

TO

EMPLOYMENT AGREEMENT WITH A.N.KYRIAKIDES

DATED May 6, 2009

During the Employment Period, the Executive will be entitled to receive annual cash bonuses based upon the Company’s net income for each Bonus Year (the “Incentive Cash Bonus” or “ICB”). In addition, the Executive will have the opportunity to earn restricted shares based upon the Company’s cumulative results of operation for the three year cycle running coterminous with the Employment Period, beginning on May 6, 2009 and ending on May 5, 2012 (the “Stock Award” or “SA”). The Executive’s right to receive an Incentive Cash Bonus and Stock Award shall be based upon the criteria and shall include awards with the values indicated in the tables set forth below and as more fully described in this Exhibit A. “Bonus Year” means the 12 month period commencing on May 6 and ending on May 5th of the following year.

Incentive Bonus

During each Bonus Year, (i) the Incentive Cash Bonus shall be paid in cash; (ii) if Threshold Net Income is not achieved, no Incentive Cash Bonus will be paid; (iii) if actual net income exceeds Threshold Net Income, but is less than Target Net Income, or exceeds Target Net Income but is less than Maximum Net Income, the percentage of the Incentive Cash Bonus shall be proportionately increased above the Threshold bonus amount or the Target Bonus amount, as the case may be, and (iv) if actual net income equals or exceeds Maximum Net Income, the Maximum Incentive Cash Bonus will be paid, but no additional cash bonus will be payable under this Section of Exhibit A regardless of the amount by which actual net income in that Bonus Year exceeds Maximum Net Income. The following table sets forth information regarding the ICB Net Income Threshold, Target and Maximum cash bonuses.

ICB	2009	2010	2011
THRESHOLD
Net Income	$1,500,000	$1,700,000	$2,100,000

ICB Cash Bonus	$37,500	$37,500	$37,500
(% of Target Bonus)	(50%)	(50%)	(50%)

TARGET
Net Income	$2,100,000	$2,300,000	$2,800,0000

ICB Cash Bonus	$75,000	$75,000	$75,000
(% of Base Salary)	(50%)	(50%)	(50%)

MAXIMUM
Net Income	$2,600,000	$2,900,000	$3,500,000

ICB Cash Bonus	$112,500	$112,500	$112,500
(% of Target Bonus)	(150%)	(150%)	(150%)

Stock Award

The sum of each year’s Threshold Net Income for the three Bonus Years shall be referred to as the “Threshold SA Net Income”; the sum of each year’s Target Net Income for the three Bonus Years shall be referred to as “Target SA Net Income”; and the sum of each year’s Maximum Net Income for the three Bonus Years shall be referred to as “Maximum SA Net Income,” in each case, as set forth in the following tables:

SA	2009	2010	2011	SA NET INCOME
THRESHOLD				THRESHOLD
Net Income	$1,500,000.00	$1,700,000.00	$2,100,000.00	$5,300,000.00

TARGET				TARGET
Net Income	$2,100,000.00	$2,300,000.00	$2,800,000.00	$7,200,000.00

MAXIMUM				MAXIMUM
Net Income	$2,600,000.00	$2,900,000.00	$3,500,000.00	$9,000,000.00

The following table sets for information regarding the Threshold, Target and Maximum SA Net income and values associated with achieving such levels of cumulative net income:

SA	Three Years Ending May 6, 2009
THRESHOLD
Cumulative Net Income	$5,300,000.00

Threshold SA Value	$56,250
(% of Target Bonus)	(50%)

TARGET
Cumulative Net Income	$7,200,000.00

Target SA Value	$112,500
(% of Base Salary)	(75%)

MAXIMUM
Cumulative Net Income	$9,000,000.00

Maximum SA Value	$168,750
(% of Target Bonus)	(150%)

For purposes of administering the Stock Awards during the three year cycle from May 2009 to May 5, 2012, (i) all SA stock awards shall be paid in the form of restricted shares; (ii) the number of restricted shares issued shall be determined by dividing the dollar value of SA Award (as determined below) by the closing price of the Company’s stock on May 5, 2012, or the first trading day thereafter, on the New York Stock Exchange (or such other market on which the Company’s stock trades if it is not listed on the New York Stock Exchange); (iii) any SA Awards not earned by May 5, 2012 shall be forfeited; (iv) if actual cumulative net income for the three year period ending May 5, 2012, does not equal or exceed Threshold SA Net Income, all rights to receive a Stock Award shall be forfeited, and no Stock Award bonus will have been earned; (v) if actual cumulative net income for the three year period ending May 5, 2012, exceeds Threshold SA Net Income, but is less than Target SA Net Income, or exceeds Target SA Net Income but is less than Maximum SA Net Income, the value of the Stock Award that shall be issued shall be proportionately increased above the Threshold SA bonus value or the Target SA bonus value, as the case may be; (vi) if cumulative net income for the three-year period ending May 5, 2012 equals or exceeds Maximum SA Net Income, the restricted shares awarded shall be issued in an amount equal to the Maximum SA Value, and (vii) any rights under this section shall be immediately forfeited upon termination of Executive’s employment prior to May 5, 2012, for any reason or no reason.